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                              February 23, 2023

       Asher Dahan
       Chief Executive Officer
       Wearable Devices Ltd.
       2 Ha-Ta   asiya St.
       Yokne   am Illit, 2069803
       Israel

                                                        Re: Wearable Devices
Ltd.
                                                            Amendment No. 2 to
Post-Effective Amendment No. 1 to
                                                            Registration
Statement on Form F-1
                                                            Filed February 17,
2023
                                                            File No. 333-262838

       Dear Asher Dahan:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 29, 2022 letter.

       Amendment No. 2 to Post-Effective Amendment No. 1 to Registration Statement on Form F-1

       Risk Factors
       Alpha and other investors in the April 2021 financing may be entitled to additional Ordinary
       Shares..., page 26

   1. We note your response to prior comment 1. Please expand your disclosure to include the extent of the dilution
your shareholders will experience as a result of the additional securities to be
issued. If you believe you cannot calculate these amounts, please tell us in detail why you are
unable to do so and what information is unknown at this time.
 Asher Dahan
Wearable Devices Ltd.
February 23, 2023
Page 2

      Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                         Sincerely,
FirstName LastNameAsher Dahan
                                                         Division of
Corporation Finance
Comapany NameWearable Devices Ltd.
                                                         Office of Technology
February 23, 2023 Page 2
cc:       Oded Har-Even
FirstName LastName